How does a SAFE work?

For the KALiiN SAFE, we have chosen:

- Company Valuation Cap of $10,000,000.00.
- Discount of 25%
- Minimum investment is $100.00
- An LLC uses Units and not Shares.

There are other broader use case examples provided in the "SAFE Primer: document that cover several possibilities. This document was developed by the Y Combinator organization, who was the creator of the SAFE concept.: https://www.ycombinator.com/documents/

Downloadable examples: https://www.ycombinator.com/docs/SAFE_Primer.rtf